Item 77M - Mergers

Legg Mason Partners Managed Municipals Fund

Effective at the close of business on March 2, 2007, the Fund acquired the assets and certain liabilities of the Legg Mason Partners National Tax Free Bond Fund, pursuant to a plan of reorganization approved by Legg Mason Partners
National Bond Fund shareholders. Total shares issued by the Fund and the total net assets of the Legg Mason Partners
National Tax Free Bond Fund on the date of the transfer were as follows:

Acquired Fund: Legg Mason Partners National Tax Free Bond

Shares Issued by the Fund: 1,903,779
Total Net Assets of the Legg Mason Partners
National Bond Fund: $29,849,015
Total Net Assets of the Fund: $3,123,686,025

The total net assets of the Legg Mason Partners National
Tax Free Bond Fund before acquisition included net unrealized appreciation of $472,650 and accumulated net realized loss of $3,431,292. Total net assets of the Fund immediately after the transfer were $3,153,535,040. The transaction was sructured to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended.